UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09-12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

BGIN BLOCKCHAIN LIMITED is reporting its unaudited interim financial results for the six months ended and as of June 30, 2026. The unaudited interim financial results are attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025, Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2026 and 2025, and Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025 of BGIN BLOCKCHAIN LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: September 25, 2026	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

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